P



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Novavax, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  670002104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

      Mr. Peter Amato, c/o Anaconda Capital Management,LLC,
730 Fifth Avenue, 15th Floor, New York, NY 10019, (212) 698-9600


     (Date of Event which Requires Filing of this Statement)

                         April 14, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670002104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Anaconda Opportunity Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         2,353,862

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         2,353,862

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,353,862

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         12.42%

14. Type of Reporting Person

         PN

CUSIP No. 670002104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Anaconda Capital, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         2,353,862

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         2,353,862

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,353,862

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         12.42%

14. Type of Reporting Person

         PN

CUSIP No. 670002104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Mitchell J. Kelly

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         99,139

8.  Shared Voting Power:

         2,253,862

9.  Sole Dispositive Power:

         99,139

10. Shared Dispositive Power:

         2,253,862

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,453,001

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         12.94%

14. Type of Reporting Person

         IN

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, each of Anaconda and the Partnership beneficially owns 2,295,670 shares of Common Stock and 58,192 Warrants and each convertible into 1 share of Common Stock. Mr. Kelly is deemed to beneficially own 2,295,670 shares of Common Stock and 58,192 Warrants by virtue of having investment discretion over Anaconda and the Partnership. Mr. Kelly also beneficially owns 80,000 options to purchase Common Stock and 19,139 shares of Common Stock, which were granted to Mr. Kelly in connection with his role as a Board Member and Chief Executive Officer of the Company. Of the 2,295,670 shares of Common Stock, 852,777 shares were acquired through the exercise of warrants for common stock, and 220,000 shares were acquired through a private placement at an aggregate cost of $550,000. The funds for the purchase of the Common Stock and Warrants came from the Partnership's working capital.

Item 4.  PURPOSE OF TRANSACTIONS.

         No change.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         As of the date hereof, each of Anaconda and the Partnership is the beneficial owner of 2,295,670 shares of Common Stock and 58,192 Warrants, each Warrant convertible into 1 share of Common Stock. Mr. Kelly is deemed to beneficially own 2,295,670 shares of Common Stock and 58,192 Warrants by virtue of having investment discretion over Anaconda and the Partnership. Mr. Kelly also beneficially owns 80,000 options, each option to purchase 1 share of Common Stock and 19,139 shares of Common Stock, which were granted to Mr. Kelly in connection with his role as Board Member and Chief Executive Officer of the Company. Based on information received from the Company, 18,953,486 shares of Common Stock were outstanding as of March 10, 2000. Therefore, each of Anaconda and the Partnership is deemed to beneficially own 12.42% of the outstanding shares of Common Stock and Mr. Kelly is deemed to beneficially own

         12.94% of the outstanding shares of Common Stock assuming the conversion of 58,192 Warrants and the
         80,000 options.   The Reporting Persons share the power
         to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that they are currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A description of the transactions in the shares of Common Stock that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit A.


         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

March 28, 2000


Anaconda Opportunity Fund, L.P.
By:  Anaconda Capital, L.P.
     General Partner

By:  /s/ Mitchell J. Kelly
    __________________________
        Mitchell J. Kelly
    Managing General Partner

Anaconda Capital, L.P.


By:  /s/ Mitchell J. Kelly
    __________________________
        Mitchell J. Kelly
    Managing General Partner


Mitchell J. Kelly

     /s/ Mitchell J. Kelly
______________________________








































01474003.AB9

                                       Exhibit A


                    SCHEDULE OF TRANSACTIONS


                                       Price per Share
Date       Shares Purchased      (Not Including Commission)

4/14/99         220,000                   $2.50
4/14/99    55,000 warrants
           convertible into               $3.75*
            55,000 shares
            of Common Stock
4/14/99    22,905 warrants                $5.779**
           amount adjusted
4/14/99     22,905 warrants               $7.705**
           amount adjusted
2/02/00     36,185 warrants               $5.46**
           amount adjusted
2/02/00     36,185 warrants               $7.28**
           amount adjusted
2/02/00     3,192 warrants
            amount adjusted               $3.54**
3/10/00    Warrant exercised
          for 659,090 shares
            of Common Stock               $5.46*
3/10/00    Warrant exercised
          for 193,680 shares              $0.00
            of Common Stock







___________________

*  Exercise price
** Exercise price was adjusted











01474003.AB9